FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the month of September 2004

Commission File Number: ___________________



                       TTI TEAM TELECOM INTERNATIONAL LTD.

                 (Translation of registrant's name into English)

         7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva 49512, Israel

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                       Form 20-F_X_____          Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______________


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________________


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes____        No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                                    CONTENTS



This report on Form 6-K of the registrant consists of the following document, which is attached hereto and incorporated by reference herein:

1. Press Release: TTI Telecom Appoints Menahem Tirosh Chief Executive Officer, dated September 27, 2004.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





                                      TTI Team Telecom International Ltd.



Date: September 28, 2004                    By:  /s/Israel(Eli) Ofer
                                                 ____________________
                                                 Israel (Eli) Ofer
                                                 Chief Financial Officer

                                  EXHIBIT INDEX


Exhibit           Description
Number            of Exhibit


10.1 Press Release: TTI Telecom Appoints Menahem Tirosh Chief Executive Officer, dated September 27, 2004.

                                  EXHIBIT 10.1





Corporate Contacts:
------------------------------------------------------------
           Sanjay Hurry
           Investor Relations Officer
           TTI Telecom
           T: +1.201.795.3883 Ext. 220
           F: +1.201.795.3920
           sanjay@tti-telecom.com
------------------------------------------------------------

           TTI TELECOM APPOINTS MENAHEM TIROSH CHIEF EXECUTIVE OFFICER

Petach Tikva, Israel - - September 27, 2004 - - TTI Telecom International Ltd. (NASDAQ: TTIL), a global supplier of Operations Support Systems (OSS) and Business Support Systems (BSS) to communications service providers, today announced that the Company's Board of Directors has appointed Menahem Tirosh as its new Chief Executive Officer effective October 1, 2004. Meir Lipshes, one of TTI Telecom's founders, will serve as an Executive Director.

"TTI Telecom stands at the crossroads of a unique opportunity to capitalize on the next-generation trends in the telecommunications industry," said Menahem Tirosh, incoming CEO of TTI Telecom. "This opportunity, in addition to meeting with the Company's dedicated employees, learning about its global presence and state-of-the-art product offering with over 60 customers installed, made my decision to join the Company an easy one."

Mr. Tirosh, with over 35 years of experience in the telecommunications industry, comes from Partner Communications Company Ltd., a leading Israeli mobile 3G communications operator, where he held senior management positions over the past six years and most recently Vice President of Technologies. Prior to Partner, Tirosh was a Deputy Director of the Cellular Infrastructure Division of Motorola (Israel) from 1996-1998. Prior to Motorola, Tirosh served in the Israel Defense Forces, where he rose to the position of Department Head, Communications Systems. Tirosh holds a Bachelor of Science degree in Electrical Engineering from the Israel Institute of Technology (Technion), and a Master of Science degree in Communications Engineering from Be'er Sheva University.

Continued Tirosh, "As a technologist and a member of the service provider community, I bring to the Company an intimate understanding of the technological and business requirements of the service provider community from an OSS perspective. As a manager of large organizations and with a proven track record of meeting customer needs, I possess the expertise and experience to not only strengthen TTI Telecom's market-leading position in OSS, but also build on it."

"The future is bright," concluded Tirosh, "and one which I believe will lead TTI Telecom to renewed growth. We will get there by leveraging our core competencies - our people and our products - and by establishing new priorities. Above all, we will continue to put the customer at the heart of our business and continuously enhance the overall customer experience. I look forward to this future, in step with our employees, partners and customers."


About TTI Telecom:
TTI Team Telecom International Ltd. offers advanced, modular and integrated software products and services for Operations Support Systems ("OSS") and Business Support Systems ("BSS") to telecom service providers. TTI Telecom is uniquely positioned to bridge legacy and next-generation, network and service infrastructures with its Netrac-based service assurance, fulfillment and revenue assurance solutions. With Netrac, service providers can reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Over 60 service providers worldwide have deployed TTI Telecom's solutions, supported by offices globally. For additional information, please visit www.tti-telecom.com.

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, product demand, pricing, market acceptance, changing economic conditions, risks in product and technology development, the effect of the Company's accounting policies as well as certain other risk factors which are detailed in the Company's SEC filings.

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